Snow Lake Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

MANITOBA, CAN, May 24, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake" or the "Company") announces that on May 24, 2024, it received a written notification (the "Notification Letter") from the Nasdaq Stock Market LLC ("Nasdaq") that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of the Company's common shares ("Shares") has been below US $1.00 per share for 30 consecutive business days.

The Notification Letter is only a notification of deficiency and not a notice of delisting.  As such, the Notification Letter has no immediate effect on the listing or trading of the Company's Shares on the Nasdaq Capital Market under the symbol "LITM."

Nasdaq Listing Rules

Nasdaq Listing Rule 5550(a)(2) requires securities listed on the Nasdaq Capital Market to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.  Based on the closing bid price of the Company's Shares for the 30 consecutive business days from April 12, 2024 to May 23, 2024, the Company has not met the minimum bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Snow Lake has a period of 180 calendar days, or until November 20, 2024 in which to regain compliance with the minimum bid price requirement.  To regain compliance, the closing bid price of the Company's Shares must meet or exceed US $1.00 for at least ten consecutive business days during this 180-calendar day period.  In the event Snow Lake does not regain compliance by November 20, 2024, the Company may be eligible for an additional 180 calendar day grace period if it meets the continued listing requirement for market value of publicly held shares (US $1 million) and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price and provides written notice to Nasdaq of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.  If it appears to Nasdaq that Snow Lake will not be able to cure the deficiency, or if Snow Lake is not otherwise eligible for additional time to regain compliance, Snow Lake's Shares will be subject to delisting by Nasdaq.  Snow Lake may still appeal Nasdaq's determination to delist its Shares, and during any appeal process, Snow Lake's Shares would continue to trade on the Nasdaq Capital Market.

Snow Lake's management intends to actively monitor the bid price for its Shares and will consider all available options to regain compliance with the Nasdaq minimum bid price requirement.

The Company's business operations are not affected by the receipt of the Notification Letter.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy development company listed on NASDAQ:LITM with a global portfolio of clean energy mineral projects comprised of two hard rock lithium projects and two uranium projects.  The Snow Lake Lithium™ Project is an advanced stage exploration project located in the Snow Lake region of Northern Manitoba and the Shatford Lake Lithium Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba.  The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake is focused on advancing all of its projects through the various phases of exploration and development and into production in order to supply the minerals and resources needed for the clean energy and electric vehicle transitions.  Learn more at www.snowlakelithium.com.

Forward-Looking Statement This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995. that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Lithium™. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake's current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission on EDGAR (www.sec.gov). Forward-looking statements contained in this announcement are made as of this date, and Snow Lake undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors: ir@snowlakelithium.com

Media: media@snowlakelithium.com

Twitter: @SnowLakeLithium

www.SnowLakeLithium.com